RAS

8135 Abbot Ave.
Miami Beach, FL 33141
+1 (786) 234-4483
GblancoCPA@gmail.com

October 30, 2019

To the Managing Member
Apotheka Systems Inc.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet and income statement of Apotheka System Inc. as of September 30, 2019 and December 31, 2018, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Gabriel Blanco, CPA

Lic# AC47901CPA

CEO, Real Accounting Solution

Miami, Florida
October 30,2019

Apotheka System Inc.
STATEMENTS OF FINANCIAL POSITION

Balance Sheet

	Dec 31, 18	Sep 30, 19
ASSETS		
Current Assets		
Checking/Savings		
BOA A/c	0.00	3,505.00
Total Checking/Savings	0.00	3,505.00
Total Current Assets	0.00	3,505.00
TOTAL ASSETS	**0.00**	**3,505.00**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Related Party	0.00	12,034.57
Total Long Term Liabilities	0.00	12,034.57
Total Liabilities	0.00	12,034.57
Equity		
Capital Stock A	0.00	10,010.00
Capital stock B		130.00
Net Income	0.00	-18,669.57
Total Equity	0.00	-8,529.57

Profit & Loss

	Jan - Dec 18	Jan - Sep 19
Ordinary Income/Expense		
Expense		
Platform Software Development	0.00	18,669.57
Total Expense	0.00	18,669.57
Net Ordinary Income	0.00	-18,669.57
Net Income	**0.00**	**-18,669.57**

Statement of Cash Flows

	Jan - Dec 18	Jan - Sep 19
OPERATING ACTIVITIES		
Net Income	0.00	-18,669.57
Net cash provided by Operating Activities		-18,669.57
FINANCING ACTIVITIES		
Related Party	0.00	12,034.57
Capital Stock A	0.00	10,140.00
Net cash provided by Financing Activities		22,174.57
Net cash increase for period	0.00	3,505.00
Cash at end of period	**0.00**	**3,505.00**

Statement of Changes in Equity

	Series A		Series B		
	Common Stock		Common Stock		Surplus
	Shares	$	Shares	$	(Deficit)
Balance, December 31, 2018	0.00	0.00	0.00	0.0 $	0.0
Common Stock Issued	10,010,000	10,010	130,000	130 $	0.0
Net Income (Loss)	-	-	-	- $	(18,670
Balance, September 30, 2019	10,010,000	10,010	130,000	130 $	(8,530))

Apotheka Systems Inc.

Notes to Financial Statements as of September 30, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Apotheka System Inc is incorporated in Delaware as of September 2018. Their main office is in Los Angles CA

The Company Website is www.apotheka.co

For year 2018 there was not activity in the company .

NOTE 2 - GOING CONCERN

The Company has an accumulated deficit of **$9,174.57** as on the reporting date and there was no revenue since inception.

The Company is currently in the process of debt or equity financing to fund its development plan although no financing arrangements are currently in place and the Company can provide no assurance that financing will be available on acceptable terms. However, the management believes that the actions for (a) obtaining the additional funds and (b) implementing its strategic plans, provide the opportunity for the Company to continue as a going concern.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles ("US GAAP") and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 4 - COMMON STOCK AND PREFERRED STOCK

Common Stock

There are currently 2 classes of common stock, series A and Series B, and one class of preferred stock. The Corporation shall have the authority to issue: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A"), 1,000,000 shares of Common Stock Class B, $0.001 par value per share ("Common Stock B") and 1,000,000 shares of Preferred Stock. The Authorized shares that have been issued and outstanding are 10,010 Common stock A and 130,000 Common Stock B as of 10/30/2019

NOTE 5 - RELATED PARTY TRANSACTIONS

On the reporting date, Intervallo Consulting Group advanced $12,034.57 towards the operating expenses. The owner of Intervallo Consulting Group is a major shareholder in the company. The amounts due to the related parties are unsecured, and non- interest bearing, with no set terms of repayment.